SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Copper Corporation
-----------------------------------------------
(Name of Issuer)

Common Stock (no par value)
-----------------------------------------------
(Title of Class of Securities)

Not yet assigned
-----------------------------------------------
(CUSIP Number)

January 9, 2002
-----------------------------------
(Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)
	[ ]  Rule 13d-1(c)
	[ ]  Rule 13d-1(d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not yet assigned ..................................................

1)	Name of Reporting Person:  Schneider Securities, Inc.................
	I.R.S. Identification Nos. of Above Persons (entities only) .........
	.....................................................................

2)	Check the Appropriate Box if a Member of a Group
	(a)..................................................................
	(b)..................................................................

3)	SEC Use Only ........................................................


4)	Citizenship or Place of Organization:  Colorado, USA................

  Number
  Of			5)	Sole Voting Power          375,000.................
  Shares
  Beneficially	6)	Shared Voting Power        0.......................
  Owned by
  Each		7)	Sole Dispositive Power     375,000.................
  Reporting
  Person		8)	Shared Dispositive Power   0.......................
  With

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,530,000

10)	Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See
Instructions)..............................................................

11)	Percent of Class Represented by Amount in Row 9  23%.................

12)	Type of Reporting Person (See Instructions)  BD......................

Item 1(a)	Name of Issuer: Copper Corporation.............................

Item 1(b)	Address of Issuer's Principal Executive Offices:
		7899 West Frost Drive..........................................
		Littleton, CO 80128............................................

Item 2(a)	Name of Person Filing:  Schneider Securities, Inc..............

Item 2(b)	Address of Principal Business Office or, if None, Residence:
		1120 Lincoln Street, Ste. 900..................................
		Denver, CO 80203...............................................

Item 2(c)	Citizenship:  Colorado, USA....................................

Item 2(d)	Title of Class of Securities:  Common Stock (no par value).....

Item 2(e)	CUSIP Number:  Not yet assigned ...............................

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

	(a)[X] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78c)

	(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)[ ] An investment advisor in accordance with section 240.13d-
1(b)(1)(ii)(E)

	(f)[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

	(g)[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

	(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

   (a)  Amount beneficially owned:  375,000................................
   (b)  Percent of class:  23%.............................................
   (c)  Number of shares as to which such person has:
     (i)  Sole power to vote or to direct to the vote:  375,000............
     (ii)  Shared power to vote or to direct the vote:  0..................
     (iii)  Sole power to dispose or to direct the disposition of:  375,000
     (iv)  Shared power to dispose or to direct the disposition of:  0.....

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company or Control Person

	Inapplicable

Item 8.	Identification and Classification of Members of the Group

	Inapplicable

Item 9.	Notice of Dissolution of a Group

	Inapplicable

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2002.......................
Date

Schneider Securities, Inc.
By:  /s/ Thomas J. O'Rourke............
Signature

Thomas J. O'Rourke, President..........
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)